UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-36843

NOTIFICATION OF LATE FILING	CUSIP NUMBER 09074B107

(Check One): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: March 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (or back page) before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

RENOVARE ENVIRONMENTAL, INC.
Full Name of Registrant

Former Name if Applicable

80 Red Schoolhouse Road, Suite 101
Address of Principal Executive Office (Street and Number)

Chestnut Ridge, New York 10977
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant could not file its Annual Report on Form 10-Q for the three month period ended March 31, 2022 on or prior to the filing deadline due to the fact that certain amounts require further confirmation and analysis.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian C. Essman	(845)	330-2522
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

Below is a summary of the Registrant’s consolidated statement of operations for the current and comparative periods.

(Unaudited)

	Three Months Ended
	March 31,		Change
	2022	2021	$	%
Revenue	$1,135,906	$3,040,290	$(1,904,384)	(63)%
Operating expenses	3,408,985	4,316,792	(907,807)	(21)
Loss from operations	(2,273,079)	(1,276,502)	(996,577)	78
Net loss	(3,374,842)	(2,334,723)	(1,040,119)	45
Net loss attributable to Parent	(3,374,842)	(1,634,213)	(1,740,629)	107

Commentary

In the Company’s Annual Report for the year ended December 31, 2021 it was disclosed that the Company had paused operations at its Entsorga West Virginia MBT facility (“EWV”) in order to perform an operational and strategic review of the facility. This pause and evaluations have continued into the second quarter of 2022. While the facility was partly operational during the first quarter of 2022, its revenue and operating expenses declined by $310,044 and $331,201, respectively. During the first quarter of 2021, non-controlling interests were available to absorb $700,510 of EWV’s losses. These non-controlling interests were fully offset by cumulative losses late in 2021 and accordingly, all of the EWV losses during the months ended March 31, 2021 flowed to net loss attributable to parent, accounting for $631,499 of the change in net loss attributable to parent.

Excluding EWV, during the three months March 31, 2022, as compared to the comparative period in 2021, revenue and contribution decreased by $1,594,340 and $739,700 as a result of lower equipment sales offset, in part by an increase in rental, services and maintenance. Operating expenses, excluding direct costs of revenue for those periods, increased by $277,799, which is primarily the result of $184,875 in expenses related to the Harp acquisition, $104,505 in other professional fees and a $60,693 foreign currency loss on an unhedged position with our United Kingdom subsidiary that was influenced by the turmoil in Ukraine, offset by a reduction in employee staffing and stock based compensation of $54,718 and depreciation and amortization of $18,113.

RENOVARE ENVIRONMENTAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2022	By:	/s/Brian C. Essman
Brian C. Essman
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)